PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R ORL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

14 December 2007

[redacted]

<u>Pearson plc</u>
<u>Submission Pursuant to Rule 12g3-2(b) under the</u>
<u>Securities Exchange Act of 1934 - File number: 82-4019</u>

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

Press Releases:-

16 November	**Director shareholding**
19 November	**Blocklisting of shares**
26 November	**Financial Education summit tackles needs of low-income households**
27 November	**Pearson announces Strategic Advisory Board to guide global eLearning efforts**
3 December	**Voting Rights and Capital**
10 December	**Blocklisting: 6 month review**
13 December	**Interactive Data declares special dividend, increases regular quarterly..........**

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

S. Jones

Stephen Jones
Deputy Secretary

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9

dlw 2/19

Director Shareholding
16 November 2007

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NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) **BOTH (i) AND (ii)**
3.	Name of *person discharging managerial responsibilities/director* **GLEN MORENO**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **HOLDING**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **AMERICAN DEPOSITARY RECEIPTS**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **GLEN MORENO**	8.	State the nature of the transaction **PURCHASE OF ADRS**
9	Number of *shares*, debentures or financial instruments relating to *shares* acquired **5000**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.0062%**

KG

11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed **N/A**	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) **N/A**
13.	Price per *share* or value of transaction **$15.07**	14.	Date and place of transaction **15 NOVEMBER USA**
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **160,000 0.01980%**	16.	Date issuer informed of transaction **16 NOVEMBER 2007**

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which it can be exercised N/A
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of *shares* or debentures involved (*class* and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of *shares* or debentures over which options held following notification N/A
23.	Any additional information N/A	24.	Name of contact and telephone number for queries: **JENNIFER BURTON, ASSISTANT COMPANY SECRETARY, 020 7010 2256.**

Name and signature of duly authorised officer of *issuer* responsible for making notification

JENNIFER BURTON

ASSISTANT COMPANY SECRETARY

____

Date of notification ___16 NOVEMBER 2007______________________

Blocklisting of Shares
19 November 2007

Click here to download a PDF of this press release.

Pearson plc

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing totalling 265,000 ordinary shares of 25p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The block listing consists of 265,000 shares to be issued under the Worldwide Save for Shares Plan, the Employee Stock Purchase Plan, the 1988 Executive Scheme, the 1998 Executive Scheme, 1992 US Senior Executive Scheme, the US Senior Executive Plan, Long term Incentive Plan and the JR 2007 Share Scheme.

Financial Education Summit tackles needs of low-income households

26 November 2007

India to host international forum on role of financial literacy in economic development

Singapore/Hong Kong - Policy-makers, practitioners and advocates from around 30 countries will gather in New Delhi, India next month for the Citi-FT Financial Education Summit 2007, the most significant international conference ever held to discuss ways to increase financial literacy levels, especially among disadvantaged and low-income groups.

Organised by Citi, the Pearson Foundation and the Financial Times, sponsored by the Citi Foundation and co-sponsored by IFC - the private sector arm of the World Bank - this year's Summit will be held on December 6-7 at the Taj Palace Hotel.

With the theme of Partnerships for Progress and Inclusion, the conference will examine why financial literacy plays such a critical role in promoting sustainable economic development. In addition, plenary sessions will explore the importance of multi-sector partnerships to ensure that financial education programmes have greater impact in local communities and at national levels.

"Financial education is one of Citi's highest priorities, and it is especially important for disadvantaged and low-income communities. Teaching people how to save, spend, invest, borrow and manage their finances wisely improves individual financial well-being and quality of life. Financially secure families are also better able to contribute to the economic development of their communities," said Stephen Bird, CEO, Global Consumer Group, Citi Asia Pacific.

"The Financial Times is delighted to be partnering with Citi and the Pearson Foundation in this important conference," said Victor Mallet, Asia editor of the Financial Times. "Advancing financial literacy is one of the most effective ways to bring people out of poverty, and it is crucial that governments, private enterprise, non-profit groups and academia work together to produce results."

Keynote speakers at the Citi-FT Financial Education Summit 2007 include:

- Jairam Ramesh, Indian Minister of State for Commerce
- Michael Klein, Vice President and Chief Economist, IFC
- Rajat Nag, Managing Director General, Asian Development Bank.

Throughout the two-day conference, experts from Asia Pacific, Europe, North America, and Central/Latin America will share a wide range of best practice financial education programmes designed to benefit low-to-moderate income households in urban and rural contexts; in relation to credit, savings, insurance and remittances; and for youth, women, homeowners, investors, and small businesses.

Speakers will include representatives from: AnewAmerica, BASIX, Bank Indonesia, Dutch Ministry of Finance, Consumer Federation of America, Fair Finance, Freedom from Hunger, Friends of Women's World Banking (FWWB), Habitat for Humanity, Indian School of Business, Kenan Institute Asia, Microfinance Opportunities, National Academy Foundation, Neighborhood Housing Services of New York City, OECD, Pearson Education, Philippines Deposit Insurance Corporation, Reserve Bank of India, SEWA Bank, Society for the Promotion of Area Resource Centres (SPARC), Tata Institute of Social Sciences, University of Western Sydney, and University System of Taiwan.

This is the fourth annual Financial Education Summit organized by Citi. The first Summit in Hong Kong in 2004 focused on financial education for women; the 2005 Summit in Kuala Lumpur, Malaysia addressed the financial education needs of families in Asia Pacific; and last year's Summit in Seoul, Korea focused on youth.

More information about the Citi-FT Financial Education Summit 2007 can be found at: www.FinancialEducationSummit.org

About Citi

Citi

Citi, the leading global financial services company, has some 200 million customer accounts and does business in more than 100 countries, providing consumers, corporations, governments and institutions with a broad range of financial products and services, including consumer banking and credit, corporate and investment banking, securities brokerage, and wealth management. Citi's major brands include Citibank, CitiFinancial, Primerica, Smith Barney and Banamex. Additional information may be found at www.citigroup.com or www.citi.com

Citi Foundation

The Citi Foundation supports organizations that help people improve their lives, businesses to grow, and communities to prosper around the world. The Citi Foundation focuses its grants primarily in three areas: financial education, educating the next generation, and building communities and entrepreneurs. Additional information can be found at www.citigroupfoundation.com

Citi Financial Education

Program Based on the belief that knowledge is your greatest asset, the Citi Financial Education Program is a global, company-wide effort to identify, support and implement initiatives that help give individuals, families and communities the tools needed to make sound financial decisions. Citi's ten-year, $200 million global commitment is focused in three areas: Personal, Small Business and Institutional Financial Education. Additional information about Citi Financial Education Program, including Citi Foundation guidelines, links and resources and the Citi Financial Education Program Curriculum and Facilitator's Guide may be found at http://financialeducation.citigroup.com

The Pearson Foundation

The Pearson Foundation extends Pearson's commitment to education by partnering with leading non-profit, civic, and business organizations to provide financial, organizational, and publishing assistance across the globe. The foundation aims to make a difference by sponsoring innovative educational programs and extending its educational expertise to help in classrooms and in local communities. More information on the Pearson Foundation can be found at www.pearsonfoundation.org

The Financial Times

The Financial Times, one of the world's leading business newspapers, is recognised internationally for its authority, integrity and accuracy. Providing extensive news, comment and analysis, the newspaper is printed at 24 print sites across the globe, has a daily circulation of 441,219 (ABC figures, September 2007) and a readership of more than 1.3 million people worldwide. FT.com is one of the world's leading business information websites, and the internet partner of the FT newspaper. FT.com is the definitive home for business intelligence on the web, providing an essential source of news, comment, data and analysis for the global business community. FT.com attracts 5.35 million unique monthly generating 43 million page views users (ABC electronic figures, March 2007). FT.com has 101,000 subscribers.

Media Contacts

Paula Bennett,
Director, Corporate Citizenship,
Citi Asia Pacific
Tel: (65) 6328-7885
paula.bennett@citi.com

Azmar Sukandar
Regional Communications Manager, Asia Pacific
Financial Times
Tel: (852) 2905 5519
azmar.sukandar@ft.com

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Pearson Announces Strategic Advisory Board to Guide Global eLearning Efforts

27 November 2007

BOSTON - Pearson, the global leader in educational publishing, has announced the creation of a higher education advisory council to provide strategic guidance for the company's eLearning efforts in the U.S. and abroad.

The Pearson Strategic Advisory Board, comprised of senior executives from a wide variety of higher education institutions both in the U.S. and globally, will provide guidance and feedback to the company as it continues to enhance its eLearning products and services.

"Pearson provides integrated education solutions for our customers around the world," said Jim Behnke, Executive Vice President for Higher Education, International and Professional at Pearson. "We're constantly working to enhance learning opportunities in the rapidly changing education marketplace. The Pearson advisory board is another step in our efforts to improve student performance and institutional productivity, and we look forward to benefiting from the perspectives of these thought leaders in post-secondary education."

The Pearson Strategic Advisory Board will provide counsel on emerging technologies in education and opportunities to expand Pearson eLearning influence in the developing world.

The Strategic Advisory Board will meet semi-annually. The first meeting was held in Boston on November 15. The next meeting will be held in Denver in 2008.

A complete list of board members and a link to a group photograph follows at the end of this release.

About Pearson
Educating 100 million people worldwide, Pearson (NYSE: PSO) is the global leader in educational publishing, providing research-based print and digital programs to help students of all ages learn at their own pace, in their own way. The company is home to such renowned publishing brands as Prentice Hall, Addison Wesley, Longman, Allyn & Bacon, Benjamin Cummings, Custom Publishing and others. Pearson recently acquired eCollege, the nation's leading provider of comprehensive eLearning technology and services to the education industry. Pearson's other primary businesses include the Financial Times Group and the Penguin Group.

Pearson Strategic Advisory Board Members

Steve Acker
Director, Learning Technologies Research and Innovation, TELR/CIO
Associate Professor of Journalism and Communication
The Ohio State University

Lanny Arvan
CIO and Associate Dean for eLearning, College of Business
University of Illinois at Urbana-Champaign

Cathie Atkins
Professor and Associate Dean, College of Sciences
Director of People, Information and Communication Technology
Qualcomm Institute for Innovation and Educational Success
San Diego State University

Brian Douglas
Chief Technology Officer and Director of Operations
UMassOnline

Myk Garn
Executive Director, Kentucky Virtual University

Darcy Hardy
Assistant Vice Chancellor for Academic Affairs
Executive Director, UT TeleCampus
The University of Texas System

Denise Kirkpatrick
Pro Vice-Chancellor, Learning & Teaching
The Open University

Ed Klonoski
Executive Director
Connecticut Distance Learning Consortium

Joanne Kossuth
Associate Vice President for Development and Chief Information Officer
Franklin W. Olin College of Engineering

Michelle Lamberson
Director, Office of Learning Technology
University of British Columbia

Frederic Litto
President, Brazil Distance Learning Association

Tom Maier
Vice Chancellor for Information and Instructional Technology/CIO
Board of Regents of the University System of Georgia

Sue McKnight
Director of Libraries and Knowledge Resources
Nottingham Trent University

Anne Moore
Associate Vice President for Learning Technologies and Director of
Information Technologies
Virginia Tech

Robert Olin
Dean, College of Arts and Sciences
The University of Alabama

David Poldoian
President and Chief Operating Officer, Online Learning Division
Corinthian Colleges, Inc.

William (Willie) H. Pritchard
Faculty, Academic Coordinator for Distance Learning
DeAnza College

Richard M. Rhodes
President
El Paso Community College

Note: A group photograph of the Pearson Strategic Advisory Board is available at http://www.stanstudio.com/pearson/group.jpg

Further information
Susan Aspey of Pearson,
+1-724-222-0531, or +1-347-421-2473,
Susan.aspey@pearson.com

Voting Rights and Capital
03 December 2007

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Click here to download a PDF of this press release.

PEARSON PLC
(the "Company")

Voting Rights and Capital

As at close of business on 30 November 2007, the Company had 808,005,771 ordinary shares of 25p each admitted to trading. Each ordinary share carries the right to one vote at general meetings. The Company does not hold any shares in Treasury.

This figure (808,005,771) may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

This announcement is made in conformity with the provisions of the Transparency Directive.

Blocklisting Six Month Review

10 December 2007

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Click here to download a PDF of this press release

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

PEARSON PLC

2. Name of scheme

WORLDWIDE SAVE FOR SHARES

3. Period of return:

From **MAY 2007** To **NOVEMBER 2007**

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

274,148

5. Number of shares issued / allotted under scheme during period:

391,699

6. Balance under scheme not yet issued / allotted at end of period

52,449

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

1 MILLION ON 8 JUNE 2001

Please confirm total number of shares in issue at the end of the period in order for us to update our records

808,005,771

Contact for queries

Name Jennifer Burton
Address Pearson plc 80 Strand London WC2R 0RL
Telephone 020 7010 2256

Person making the return

Name Jennifer Burton
Position Assistant Company Secretary

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

PEARSON PLC

2. Name of scheme

1988 EXECUTIVE SCHEME

3. Period of return:

From **MAY 2007** To **NOVEMBER 2007**

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

27,870

5. Number of shares issued / allotted under scheme during period:

190,623

6. Balance under scheme not yet issued / allotted at end of period

42,247

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

2,532,398 on 15 November 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

808,005,771

Contact for queries

Name	Jennifer Burton
Address	Pearson plc 80 Strand London WC2R 0RL
Telephone	020 7010 2256

Person making the return

Name	Jennifer Burton
Position	Assistant Company Secretary

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

PEARSON PLC

2. Name of scheme

1998 EXECUTIVE SCHEME

3. Period of return:

From **MAY 2007** To **NOVEMBER 2007**

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

24,972

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

24,972

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

876,326 on 15 November 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

808,005,771

Contact for queries

Name Jennifer Burton
Address Pearson plc, 80 Strand, London WC2R 0RL
Telephone 020 7010 2256

Person making the return

Name Jennifer Burton
Position Assistant Company Secretary

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

PEARSON PLC

2. Name of scheme

1992 US SENIOR EXECUTIVE

3. Period of return:

From **MAY 2007** To **NOVEMBER 2007**

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

48,278

5. Number of shares issued / allotted under scheme during period:

124,878

6. Balance under scheme not yet issued / allotted at end of period

48,400

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

1,181,607 on 15 November 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

808,005,771

Contact for queries

Name	Jennifer Burton
Address	Pearson plc, 80 Strand, London, WC2R 0RL
Telephone	020 7010 2256

Person making the return

Name	Jennifer Burton
Position	Assistant Company Secretary

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

PEARSON PLC

2. Name of scheme

US SENIOR EXECUTIVE

3. Period of return:

From **MAY 2007** To **NOVEMBER 2007**

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

31,739

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

31,739

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

575,000 on 21 October 1997

Please confirm total number of shares in issue at the end of the period in order for us to update our records

808,005,771

Contact for queries

Name Jennifer Burton
Address Pearson plc 80 Strand London WC2R 0RL
Telephone 020 7010 2256

Person making the return

Name Jennifer Burton
Position Assistant Company Secretary

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

PEARSON PLC

2. Name of scheme

LONGTERM INCENTIVE PLAN

3. Period of return:

From **MAY 2007** To **NOVEMBER 2007**

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

80,719

5. Number of shares issued / allotted under scheme during period:

37,045

6. Balance under scheme not yet issued / allotted at end of period

88,674

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

150,000 on 17 October 2005

Please confirm total number of shares in issue at the end of the period in order for us to update our records

808,005,771

Contact for queries

Name	Jennifer Burton
Address	Pearson plc 80 Strand London WC2R 0RL
Telephone	020 7010 2256

Person making the return

Name	Jennifer Burton
Position	Assistant Company Secretary

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

PEARSON PLC

2. Name of scheme

EMPLOYEE STOCK PURCHASE PLAN

3. Period of return:

From **MAY 2007** To **NOVEMBER 2007**

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

57,309

5. Number of shares issued / allotted under scheme during period:

222,989

6. Balance under scheme not yet issued / allotted at end of period

69,320

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

100,000 on 17 October 2005

Please confirm total number of shares in issue at the end of the period in order for us to update our records

808,005,771

Contact for queries

Name	Jennifer Burton
Address	Pearson plc 80 Strand London WC2R 0RL
Telephone	020 7010 2256

Person making the return

Name	Jennifer Burton
Position	Assistant Company Secretary

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

PEARSON PLC

2. Name of scheme

JR2007 SHARE SCHEME

3. Period of return:

From **MAY 2007** To **NOVEMBER 2007**

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

5000

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

5000

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

5000 LISTED ON 22 NOVEMBER 2007

Please confirm total number of shares in issue at the end of the period in order for us to update our records

808,005,771

Contact for queries

Name	Jennifer Burton
Address	Pearson plc 80 Strand London WC2R 0RL
Telephone	020 7010 2256

Person making the return

Name	Jennifer Burton
Position	Assistant Company Secretary

Interactive Data Declares Special Dividend, Increases Regular Quarterly Dividend, Expands Stock Repurchase Program and Updates 2007 Revenue Guidance

13 December 2007

Bedford, Mass. - Interactive Data Corporation (NYSE: IDC), a leading provider of financial market data, analytics and related services to financial institutions, active traders and individual investors, today announced that its Board of Directors has declared a special dividend of $0.50 per share of common stock. The special dividend is payable on January 24, 2008 to stockholders of record on January 4, 2008.

The Company's Board of Directors also approved a 20 percent increase in the regular quarterly cash dividend to $0.15 per share, commencing with the dividend to be paid on March 31, 2008 to all shareholders of record at the close of business on March 3, 2008. In March 2007, Interactive Data began paying a regular quarterly dividend at a rate of $0.125 per share.

Interactive Data's Board of Directors also authorized an expansion of its existing October 2006 stock buyback program for the repurchase of up to an additional two million shares of its common stock. Repurchases made under this stock buyback program will be made in the open market or in privately negotiated transactions from time to time, subject to market conditions and other factors and in compliance with applicable legal requirements. Repurchases of common stock may also be made under a Rule 10b5-1 plan, which would permit shares to be repurchased when Interactive Data might otherwise be precluded from doing so under insider trading laws. Interactive Data intends to use cash on hand to fund any purchases. The Company is not obligated to acquire any particular amount of common stock as a result of the plan, which may be suspended or discontinued at any time.

Stuart Clark, Interactive Data's president and chief executive officer, stated, "Throughout 2007, Interactive Data's business has continued to generate tremendous net cash provided by operating activities. Our Board of Directors determined that we could return over $47 million to stockholders in 2008 through this special dividend, increase the regular quarterly dividend by 20 percent and expand our ongoing stock buyback program while still leaving ourselves with sufficient cash on hand to fund internal and external investments."

In addition, Interactive Data updated its revenue outlook for 2007. Interactive Data currently expects to generate 2007 revenue growth of approximately 12% over 2006, which is at the high end of prior guidance issued on October 25, 2007.

Interactive Data's management will cover the Company's strategy, marketplace, products and services, technical infrastructure, growth opportunities and financial performance at the Company's Investor Day event being held at the New York Stock Exchange in New York on Friday, December 14, 2007. A live audio webcast of the

Investor Day event and presentation slides are available at the Company's website. A web archive of the event, including slides from the event, will be available at the same web address following the end of the event.

The actual declaration of future quarterly dividends, and the establishment of record and payment dates, is subject to final determination of the Board of Directors of Interactive Data. As of December 11, 2007, there were 94.3 million outstanding shares of Interactive Data common stock.

Forward-looking and Cautionary Statements
This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and federal securities laws, and is subject to the safe-harbor created by such Act and laws. Forward-looking statements include our statements discussing our goals, beliefs, strategies, objectives, plans, future financial conditions, results of operations and cash flows or projections, including our statements about our expected revenue growth; our statements related to any potential future stock repurchase transactions, including our intention to repurchase shares of our common stock from time to time under the stock repurchase program, the source of funding for the stock repurchase program, as well as the timing, nature and financial impact of any such transactions related to the stock buyback program; and statements related to potential future dividends, including the timing, nature and financial impact of issuing any such dividends. These statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause actual results to be materially different from those contemplated by the forward-looking statements. Such factors include, but are not limited to: (i) the presence of competitors with greater financial resources than ours and their strategic response to our services and offerings; (ii) the possibility of a prolonged outage or other major unexpected operational difficulty at any of our key facilities; (iii) our ability to maintain relationships with our key suppliers and providers of financial market data; (iv) our ability to maintain our relationships with service bureaus and custodian banks; (v) a decline in activity levels in the securities markets; (vi) consolidation of financial services companies, both within an industry and across industries; (vii) the continuing impact of cost-containment pressures across the industries we serve; (viii) new offerings by competitors or new technologies that could cause our offerings or services to become less competitive or obsolete; (ix) our ability to negotiate and enter into strategic alliances or acquisitions on favorable terms, if at all (x) our ability to develop new and enhanced service offerings and our ability to market and sell those new and enhanced offerings successfully to new and existing customers; (xi) our ability to derive the anticipated benefits from our strategic alliances or acquisitions in the desired time frame, if at all; (xii) potential regulatory investigations of us or our customers relating to our services; (xiii) the regulatory requirements applicable to our business, including our Interactive Data Pricing and Reference Data subsidiary, which is a registered investment adviser; (xiv) our ability to attract and retain key personnel; (xv) the ability of our majority shareholder to exert influence over our affairs,

including the ability to approve or disapprove any corporate actions submitted to a vote of our stockholders; (xvi) the relative performance of the economy and the U.S. stock market as a whole; (xvii) the market price of our common stock and other market conditions; (xviii) the difficulty in predicting our future cash needs; (xix) the nature of other investment opportunities available to us from time to time; (xx) our operating cash flow; and (xxi) other factors identified in our most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission. We undertake no obligation to update these forward-looking statements.

About Interactive Data Corporation
Interactive Data Corporation (NYSE: IDC) is a leading global provider of financial market data, analytics and related services to financial institutions, active traders and individual investors. The Company's businesses supply time-sensitive pricing, evaluations and reference data for more than 3.5 million securities traded around the world, including hard-to-value instruments. Many of the world's best-known financial service and software companies subscribe to the Company's services in support of their trading, analysis, portfolio management and valuation activities. Through its businesses, Interactive Data Pricing and Reference Data, Interactive Data Real-Time Services, Interactive Data Fixed Income Analytics, and eSignal, the Company has approximately 2,200 employees in offices located throughout North America, Europe, Asia and Australia. The Company is headquartered in Bedford, Mass. Pearson plc (NYSE: PSO; LSE: PSON), an international media company, whose businesses include the Financial Times Group, Pearson Education, and the Penguin Group, is Interactive Data Corporation's majority stockholder.

Further information
Investors:
Andrew Kramer
Director of Investor Relations
781-687-8306
andrew.kramer@interactivedata.com

Media:
John Coffey
Director, Corporate and Marketing Communications
781-687-8148
john.coffey@interactivedata.com

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